SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2006

Commission File Number 001-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Table of Contents

1.	Presentation, dated March 7, 2006, posted on the website of Portugal Telecom, SGPS, S.A.

2

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Portugal Telecom

Results Presentation

Fourth Quarter 2005

7 March 2006	[LOGO]

Safe Harbour

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements are not statements of historical fact, and reflect goals of the company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company’s current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

The attached communication has been made public by Portugal Telecom, SGPS, S.A. (the “Company”). Investors are urged to read the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Company’s principal executive offices in Lisbon, Portugal.

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

Fourth Quarter 2005 Highlights

Euro million	4Q05	4Q04	y.o.y		q.o.q		2005	2004	y.o.y
Operating Revenues	1,715	1,557	10%		5%		6,385	5,967	7%
Wireline	540	575	-6%		-3%		2,214	2,305	-4%
TMN	397	415	-4%		-3%		1,557	1,606	-3%
Vivo	620	437	42%		19%		2,037	1,599	27%
PTM	158	162	-2%		-2%		628	599	5%
EBITDA	710	557	27%		17%		2,496	2,363	6%
Wireline	360	235	53%		45%		1,129	969	17%
TMN	167	183	-9%		-4%		674	747	-10%
Vivo	124	114	9%		-13%		507	499	2%
PTM	51	47	9%		8%		195	179	9%
Income from Operations	410	318	29%		19%		1,436	1,428	1%
Curtailment (net of tax)	56	86	-35%		-48%		228	120	90%
Net Income	293	54	448%		281%		654	623	5%
Capex	361	355	2%		69%		943	761	24%
EBITDA - Capex	349	203	72%		-11%		1,552	1,602	-3%
Net Debt	3,673	3,573	3%		-6%		3,673	3,573	3%
EBITDA Margin	41%	36%	6	pp	4	pp	39%	40%	-1	pp
Capex as % Revenues	21%	23%	-2	pp	8	pp	15%	13%	2	pp
EBITDA - Capex Margin	20%	13%	7	pp	-4	pp	24%	27%	-3	pp

Revenue growth underpinned by Vivo, PTM and favourable FX

Revenues

[Euro million]

[CHART]

•                  Operating revenues increased by 7.0% yoy in 2005 to €6,385mn, underpinned by Vivo and PTM.

•                  Wireline net retail revenues (wireline retail revenues less corresponding telecom costs) remained stable at €1,147 mn, with ADSL and pricing plans compensating for the decrease in traffic revenues.

•                  TMN’s revenues were impacted in 2005 by the decline in interconnection rates (impact of €82mn).

EBITDA increase driven by Wireline and PTM

EBITDA

[Euro million]

[CHART]

•                  EBITDA increased by 5.6% yoy to €2,496mn in 2005, as a result of the growth in wireline and multimedia.

•                  The increase in wireline EBITDA is explained by the increase in prior years service gains in PRBs and the receivable from Angola.

•                  Adjusting for the impact of lower F2M rates, TMN’s EBITDA would have decreased by 3.4% yoy.

•                  The reduction in Vivo’s EBITDA was related to increased competitive pressures and provisions in connection with traffic not attributable to customers.

Net income increased by 5% in 2005

Net Income

[Euro million]

[CHART]

•                  Net income increased by 4.9% yoy to €654mn in 2005, in line with EBITDA growth.

•                  The positive impact of the €174mn gain from UOL’s IPO compensated for the higher D&A and curtailment charges.

•                  Curtailment charges totalled €314mn in 2005 from €166mn in 2004, as a result of the reduction of 1,272 employees in the period.

Capex growth related to broadband and 3G rollout, as well as increased investment in Pay-TV

Capex

[Euro million]

[CHART]

•                  Capex increased by 23.9% in 2005 to €943mn, equivalent to 14.8% of operating revenues. On a constant currency basis, capex would have increased by 16.0% yoy.

•                  Increase in wireline and TMN capex primarily related to the rollout of broadband and 3G in Portugal, while the increase in PTM is explained mainly by the investment in 2 transponders.

•                  The increase in Vivo capex is due to the investment in capacity expansion, rollout of 1xRTT and EV-DO, CDMA overlay and integration of information systems.

EBITDA minus Capex slightly decreased with the growth in Capex compensating the improvement in EBITDA

EBITDA - Capex

[Euro million]

[CHART]

•                  EBITDA minus Capex decreased by 3.1% yoy to €1,552mn in 2005, equivalent to 24.3% of operating revenues.

•                  Wireline improvement in EBITDA minus Capex partly compensated the contraction in TMN, Vivo and PTM, which was due to network rollout.

•                  Approximately 95% of PT’s EBITDA minus Capex was generated by its domestic businesses (wireline, TMN and PTM).

•                  Free cash flow totalled €1,024mn in 2005, an increase of 18.8% against full-year 2004.

Net debt increase as a result of extraordinary healthcare contribution

Net Debt

[Euro million]

[CHART]

•                  Net debt increased by €99mn to €3,673mn in 2005, primarily as a result of €300mn extraordinary contribution for healthcare obligations, the currency translation effect and the shareholder remuneration in the period.

•                  As part of its balance sheet refinancing, PT issued €2bn of Eurobonds in 2005. Including Brazil, PT’s cost of debt was 6.6% in 2005 and debt maturity increased to 9.2 years.

Gross unfunded related to PRBs increased due to the change in the actuarial assumptions and to higher curtailment

Pensions Gross Unfunded

[Euro million]

[CHART]

•                  Gross Unfunded increased by €314mn to €2,637mn in 2005, primarily due to the change in actuarial assumptions (discount rate) and the curtailment in the year.

•                  These movements were compensated by the €300mn extraordinary contribution to cover healthcare obligations and the normal contributions and payments totalling €400mn.

•                  The gross unfunded related to PRBs is tax deductible over time, which results in a net unfunded of €1.9bn at the end of 2005.

Post retirement benefit costs (PRB)

[Euro million]

[CHART]

Fourth Quarter 2005 Operating Highlights

		4Q05	4Q04	y.o.y	q.o.q	2005	2004	y.o.y
Wireline	Main lines (k)	4,478	4,377	2%	0%	4,478	4,377	2%
	Main Lines Net Adds (k)	7	65	-89%	-71%	101	151	-33%
	ADSL Retail (k)	585	382	53%	7%	585	382	53%
	ADSL Retail Net Adds (k)	38	70	-46%	-19%	204	221	-8%
	Pricing Plans (k)	1,795	947	89%	28%	1,795	947	89%
	Total Traffic (mn minutes)	3,641	3,961	-8%	1%	14,818	16,478	-10%
	ARPU (Euro)	32.5	34.9	-7%	-7%	33.8	34.8	-3%

TMN	Customers (k)	5,312	5,053	5%	2%	5,312	5,053	5%
	Net Adds (k)	97	113	-14%	-9%	259	167	55%
	MOU	123	120	2%	-2%	122	121	1%
	ARPU (Euro)	22	24	-9%	-5%	23	24	-7%

Vivo	Customers (k)	29,805	26,543	12%	3%	29,805	26,543	12%
	Net Adds (k)	964	1,898	-49%	144%	3,262	5,887	-45%
	MOU	74	87	-14%	-3%	78	89	-13%
	ARPU (R$)	29	31	-8%	3%	29	33	-13%

PTM	Pay TV Customers (k)	1,479	1,449	2.1%	-0.4%	1,479	1,449	2.1%
	Pay TV Net Adds (k)	-6	-68	-91.4%	n.m.	30	7	n.m.
	Cable Broadband Accesses (k)	348	305	14.1%	2.0%	348	305	14.1%
	Cable Broadband Net Adds (k)	7	16	-56.6%	-24.3%	43	75	-42.7%
	Pay-Tv Blended ARPU (Euro)	27.5	25.9	6.1%	-2.9%	27.6	25.4	8.5%

Wireline financial highlights

Revenues

[Euro million]

[CHART]

EBITDA

[Euro million]

[CHART]

Capex

[Euro million]

[CHART]

•                  Operating revenues fell by 6.1% yoy to €540mn in 4Q05, reflecting lower traffic revenues.

•                  Excluding the impact of lower F2M interconnection rates, operating revenues would have fallen by 4.6% yoy. Net revenues and net retail revenues remained stable in 4Q05.

•                  EBITDA increased by 53.4% yoy in 4Q05, equivalent to a margin of 66.7%, mainly due to the higher prior years service gains in PRBs (€137mn in 4Q05 against €67mn in 4Q04).

•                  Capex decreased by 10.2% yoy in 4Q05 to €80mn. Capex included the rollout of broadband.

Wireline operational highlights

Main Lines

[thousand]

[CHART]

•                  Total main lines increased by 2.3% yoy in 4Q05 to 4,478 thousand, boosted by ADSL Retail customer growth. ADSL retail totalled 585k at the end of 2005.

•                  PT has upgraded the customers’ broadband speed by a factor of four, with 70% of the customer base already having ADSL connections with speeds of 2Mbps or higher.

•                  PT has introduced new flat rate pricing plans, including a monthly plan for all calls on its network. Pricing plans increased by 387 thousand in 4Q05 to 1,798 thousand.

ADSL Retail

[thousand]

[CHART]

Pricing Plans

[thousand]

[CHART]

TMN financial highlights

Revenues

[Euro million]

[CHART]

•                  Operating revenues decreased by 4.3% yoy to €397mn in 4Q05, reflecting the fall in interconnection rates. Excluding the impact of lower interconnections rates, operating revenues would have increased by 1.9% yoy in 4Q05.

•                  EBITDA declined by 9.0% yoy in 4Q05 due to the strong reduction in termination rates and higher 3G-related SARC.

•                  Capex was primarily directed towards network capacity and coverage, including the rollout of 3G (49% of network Capex).

EBITDA

[Euro million]

[CHART]

Capex

[Euro million]

[CHART]

TMN operational highlights

Customers

[thousand]

[CHART]

Customers

[thousand]

[CHART]

Minutes of Use

[minutes/month]

[CHART]

•                  Total customers increased by 5.1% yoy in 4Q05 to 5,312 thousand, reflecting the expansion of 3G and the low cost operator “UZO”. 51% of the net additions in 4Q05 were postpaid customers.

•                  MOU grew by 2.3% yoy in 4Q05 underpinned by campaigns to promote usage. ARPU declined by 8.9% yoy as a result of average decline of 30% in interconnection rates. Adjusting for the impact of this reduction, ARPU would have decreased by 2.2% yoy.

•                  Data services increased by 2.3pp to 13.6% of service revenues, as a result of the growth of nonsms data, which increased by 74.2%.

Data as % Service Revenues

[%]

[CHART]

Vivo financial highlights

Revenues

[RS million]

[CHART]

EBITDA

[RS million]

[CHART]

Capex

[RS million]

[CHART]

•                  Operating revenues increased by 8.5% yoy to R$3,426mn in 4Q05, as a result of the increase of equipment sales, related to the higher weight of high-end handsets sold and the increase in prepaid entry barriers.

•                  EBITDA amounted to R$662mn, with EBITDA margin contraction reflecting primarily higher provisions mainly related to traffic not attributable to customers.

•                  Capex increased by 13.7% yoy to R$856mn in 4Q05 and was related to capacity expansion, rollout of 1xRTT and EV-DO, CDMA overlay and integration of information systems.

Vivo operational highlights

Customers

[thousand]

[CHART]

SARC

[Reais]

[CHART]

Postpaid ARPU

[Reais]

[CHART]

•                  Customers increased by 12.3% yoy to 29.8mn, with market share at the end of 4Q05 being 44.4% in areas of operation.

•                  MOU and ARPU were impacted by the negative evolution of incoming traffic. Postpaid MoU and ARPU increased by 2.7% and 6.7% yoy respectively, underpinned by the growth in outgoing traffic.

•                  Data as a percentage of service revenues was 6.2% in 4Q05, driven by the growth in downloads, Internet access and other non-SMS data revenues.

Data as % service revenues

[%]

[CHART]

PTM financial highlights

Revenues

[Euro million]

[CHART]

EBITDA

[Euro million]

[CHART]

Capex

[Euro million]

[CHART]

•                  Operating revenues decreased by 2.3% yoy to €158mn in 4Q05, following the customer disconnections related to bad debt.

•                  EBITDA increased by 9.4% yoy in 4Q05 to €51mn, with EBITDA margin improving by 3.5pp to 32.6%. The improvement in margin reflects mainly the ongoing focus on cost control.

•                  Capex increased to €110mn due to the capitalisation of the discounted payments for the right of usage of network capacity. It also included investments in a sixth transponder, IT, set top boxes and network capacity.

PTM operational highlights

Customers

[thousand]

[CHART]

Broadband customers

[thousand]

[CHART]

ARPU

[Euro]

[CHART]

•                  Pay-TV customers totalled 1,479 thousand at the end of 2005, approximately 42% of the TV households in Portugal.

•                  Homes passed totalled 2,666 thousand in 4Q05. PTM has initiated a project to expand its cable network, aiming to increase the number of homes passed by approximately 300 thousand.

•                  Broadband customers reached a penetration of 32% of cable TV subscribers, which compares with 29% in 4Q04.

•                  PTM intends to launch a VOIP offer in 4Q06, subject to receiving the necessary regulatory approvals.

Sustainable dividend policy underpinned by strong operational and financial performance

Dividend per Share

[Eurocents]

[CHART]

•                  2005 dividend proposal of 47.5 cents, representing an increase of 36% against 2004.

•                  48% compound annual dividend growth in the last four years.

•                  Conclusion of the 10% sharebuyback announced in 2003 with the reduction in capital to 1,1128,856,500 euros by the end of 2005.

Outlook 2006-08

•                  Revenue Growth + Cost savings + Capex and working capital optimisation will lead to:

•                  EBITDA growth from 3% to 5% (CAGR) over the 2006 – 2008 period

•                  Cumulative operating cash flow of €5.0-5.5bn between 2006 and 2008

•                  Strategic initiatives increasing EBITDA by +€150mn and +€100mn from Capex and working capital optimisation

•                  Additional contribution of €1.0bn to pension fund in the 2006 - 2008 period

•                  Based on a new framework for labour relations

•                  Shareholder remuneration above €3.0bn in the 2006 - 2008 period

•                  €0.475 per share dividend for 2005 (to be paid in 2006)

•                  Maintenance of a progressive dividend policy going forward

•                  Extraordinary return of capital within 12 months following the rejection of the offer

•                  Optimising balance sheet strength while maintaining investment grade rating

Contacts

Nuno Prego

Investor Relations Director

+351 21 500 1701

nuno.prego@telecom.pt

www.telecom.pt

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2006

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Prego
Nuno Prego
Investor Relations Director

FORWARD LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.